March 5, 2008

Via U.S. Mail and Facsimile

Frederick W. Smith
President and Chief Executive Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

        RE: FedEx Corporation
                Form 10-K for the fiscal year ended May 31, 2007

                File No. 001-15829

Dear Mr. Smith:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Joe Foti
                Senior Assistant Chief Accountant

Via facsimile: Alan B. Graf, Jr., Chief Financial Officer
                (901) 818-7166